SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

7 October 2021

Update on settlement of distribution in specie
in connection with the demerger of Jackson Financial Inc.

Reference is made to the announcements of Prudential plc ("Prudential") dated 6 August 2021, 27 August 2021 and 13 September 2021 respectively, the circular of Prudential dated 6 August 2021 (the "Circular") and the supplement to the Circular dated 11 August 2021 in respect of demerger of Jackson Financial Inc. from Prudential (the "Demerger"). Unless otherwise defined, capitalised terms and expressions used in this announcement shall have the respective meanings given to them in the Circular.

This announcement provides an update on the settlement of the Demerger Dividend for UK Registered Shareholders, Hong Kong Registered Shareholders, Singapore Holders and Prudential ADR Holders.

As contemplated in the Circular, the Jackson Shares to be transferred to the Prudential CREST Shareholders were transferred to CREST International Nominees Limited, to hold as nominee for the CREST depository. The CREST despository issued CREST Depository Interests, in respect of such Jackson Shares, in CREST to the Prudential CREST Shareholders on 13 September 2021.

Settlement for Shareholders who did not take the Share Sale Option

As contemplated in the Circular, Shareholders with an address in the EEA who did not elect to take the Share Sale Option, and Eligible CSN Shareholders who have opted out of the Jackson Nominee Service, had their Jackson Shares transferred from Equiniti Financial Services Limited to the Direct Registration System and accordingly received a direct registration statement reflecting their ownership of the Jackson Shares to which they are entitled on 20 September 2021. An opening statement was mailed to Eligible CSN Shareholders who did not opt out of the Jackson Nominee Service by Equiniti Financial Services Limited on 23 September 2021, reflecting the whole number of CDIs that they own and which are held on their behalf by the Jackson Nominee Service.

As contemplated in the Circular, the direct registration statements reflecting the ownership of Jackson Shares to which Qualifying Hong Kong Shareholders who did not elect to take the Share Sale Option are entitled were despatched during the week of 27 September 2021. Holders of beneficial interests in Prudential Shares through the CCASS will need to take further action to hold a direct registration statement in respect of their Jackson Shares in their own name, as set out in further detail in the Circular.

As contemplated in the Circular, Prudential ADR Holders who did not elect to take the Share Sale Option received their entitlement to the Demerger Dividend on 17 September 2021, the ADR Settlement Date.

Share Sale Option

In respect of the Share Sale Option available to Small Shareholders1, Prudential announces that a total of 311,749 Jackson Shares have been sold on behalf of the Small Shareholders who have elected to take the Share Sale Option (the "Share Sale") and that the total gross cash sale proceeds from the Share Sale ("Gross Share Sale Proceeds") were US$7,894,326.48, amounting to approximately US$25.3227 per Jackson Share.

The Gross Share Sale Proceeds are payable to Small Shareholders who elected to take the Share Sale Option in U.S. dollars or, after exchange at the relevant market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders. Holders of beneficial interests in Prudential Shares through CCASS (including Singapore Holders) who elected to take the Share Sale Option will receive their relevant portions of Gross Share Sale Proceeds in due course through their respective CCASS participants. Settlement of the Share Sale Option will be conducted in the same manner as shareholders of Prudential receive cash distributions in respect of their shares in Prudential.

The Gross Share Sale Proceeds payable to relevant Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register will be payable in GBP sterling and translated from U.S. dollars to GBP sterling using the U.S. dollar/GBP sterling exchange rate of approximately US$1.00:£0.7446 as determined by the actual rates achieved by Prudential buying GBP sterling prior to the date of this announcement. Applying this exchange rate, the equivalent of approximately US$25.3227 per Jackson Share will be approximately £18.8549 per Jackson Share.

The Gross Share Sale Proceeds payable to relevant Hong Kong Registered Shareholders will be payable in Hong Kong dollars and translated from U.S. dollars to Hong Kong dollars using the U.S. dollar/Hong Kong dollar exchange rate of approximately US$1.00:HK$7.7879 as determined by the actual rates achieved by Prudential buying Hong Kong dollars prior to the date of this announcement. Applying this exchange rate, the equivalent of approximately US$25.3227 per Jackson Share will be approximately HK$197.2107 per Jackson Share.

In respect of relevant Singapore Holders, the Gross Share Sale Proceeds payable to such Singapore Holders will be payable in Singapore dollars and translated from Hong Kong dollars into Singapore dollars using the Hong Kong dollar/Singapore dollar exchange rate to be determined by CDP. As described in further detail in the Circular, the Share Sale Option was compulsory for Singapore Holders at the applicable Record Time.

As set out in the Circular, the cheques to the relevant Small Shareholders on the UK Register and the Hong Kong Register who have elected to take the Share Sale Option will be despatched within 10 business days of the completion of the relevant sale (or, for a Small Shareholder with a registered address in the UK, Isle of Man, Channel Islands or EEA who has registered a bank mandate or overseas payment service (OPS) instruction for the payment of dividends with Equiniti Limited, or, if a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through OPS in the currency such Small Shareholder has selected through that service). The latest date for despatch of the cheques is 8 October 2021.

1 "Small Shareholders" means Certificated Shareholders on the UK Register, Hong Kong Registered Shareholders, Shareholders in the Prudential Corporate Sponsored Nominee Service with addresses in the UK, Isle of Man, Channel Islands or EEA, or Registered ADR Holders, in each case whose holdings of Prudential Shares or Prudential ADRs, as the case may be, do not exceed the Small Shareholder Threshold (being in respect of Prudential Shares, an aggregate holding of 10,000 or fewer Prudential Shares and, in respect of Prudential ADRs, 5,000 or fewer Prudential ADRs).

Fractional shares

As set out in the Circular, all fractional shares of Jackson Shares were aggregated into whole shares and the whole Jackson Shares have been sold by Equiniti Trust Company as the Transfer Agent in the open market at prevailing market prices on behalf of the Qualifying Shareholders entitled to receive fractional shares. Cheques for the fractional share sale proceeds, in U.S. dollars or, after exchange at the relevant market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, will be despatched to relevant Qualifying Shareholders by no later than 10 business days following completion of the relevant sale (or, for a Qualifying Shareholder has registered a bank mandate or overseas payment service (OPS) instruction for the payment of dividends with Equiniti Limited, or, if a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through OPS in the currency such Qualifying Shareholder has selected through that service). The aggregated fractional shares of Jackson Shares were sold at the same price in the open market as the Jackson Shares sold under the Share Sale and the same exchange rates as set out above apply to the aggregated fractional shares of Jackson Shares. The latest date for despatch of the cheques is 8 October 2021.

Neither Prudential nor CDP shall be liable for any loss howsoever arising from the conversion of the Gross Share Sale Proceeds and fractional share sale proceeds payable from U.S. dollars to GBP sterling, from U.S. dollars to Hong Kong dollars or from Hong Kong dollars to Singapore dollars, as applicable.

Part VI (Taxation) of the Circular contains information in relation to the tax considerations for certain Shareholders who receive their portions of Gross Share Sale Proceeds pursuant to the Share Sale and who receive fractional share sale proceeds. Further guidance, including relevant data, on the market value of Jackson Shares for UK and US tax reporting purposes has been included on the Prudential website. Shareholders are also advised to consult their independent tax adviser to confirm the specific taxation implications of the Share Sale, in light of their particular circumstances.

Notes to editors

Proceeds of sale of Jackson Shares under the Share Sale arrangements

Gross cash sale proceeds from the Share Sale amounted to approximately US$0.6331 per Prudential Share, given that the Demerger Dividend entitlement is one Jackson Share for every 40 Prudential Shares held by Qualifying Shareholders at the applicable Record Time.

Below sets out what Qualifying Shareholders will receive per Prudential Share

Shareholders	Exchange rate	Proceeds per Prudential Share
On the UK Register	Approximately US$1.00: £0.7446	Approximately £0.4714
On the Hong Kong Register	Approximately US$1.00: HK$7.7879	Approximately HK$4.9305

Enquiries:

Media		Investors/Analysts
Addy Frederick	+44 (0)20 3977 9399	Patrick Bowes	+44 (0)20 3977 9702
Ping Ping Tan	+65 9845 8904	William Elderkin	+44 (0)20 3977 9215

Please note that enquiries relating to Jackson Financial Inc. or to the Jackson Shares should be directed to either Jackson Financial Inc. directly or to Equiniti Financial Services Limited, at the contact details below:

Equiniti Financial Services Limited
If calling from inside the UK: 0333 207 6392
If calling from outside the UK: +44 333 207 6392

Note:
Prudential is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Disclaimer:
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 October 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer